Exhibit 10.1

CONTACTS

Chief Financial Officer Radware Ltd.
Meir Moshe,
+ 972-3766-8610

Corporate Communications
Joyce Anne Shulman
+1 201 785 3209
joyceannes@radware.com

For Immediate Release

RADWARE LTD. ANNOUNCES Q408 RESULTS

* Record quarterly revenues of $24.9 million

* Record annual revenues of $94.6 million

TEL AVIV, ISRAEL.; February 10, 2009 – Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported quarterly revenues of $24.9 million for the fourth quarter of 2008. This represents an increase of 6% compared with revenues of $23.5 million for the third quarter of 2008 and an increase of 2% compared to revenues of $24.4 million for the fourth quarter of 2007.

Total revenues for 2008 were $94.6 million, an increase of 7% compared with revenues of $88.6 million in 2007.

Net loss on a GAAP basis for the fourth quarter of 2008 was $7.1 million or $0.38 per diluted share, compared to a net loss of $8.5 million or $0.44 per diluted share in the third quarter of 2008 and to a net loss of $1.8 million or $0.09 per diluted share in the fourth quarter of 2007.

Net loss on a Non-GAAP basis for the fourth quarter of 2008 was $0.4 million or $0.02 per diluted share, compared with a net loss of $4.3 million or $0.22 per diluted share in the third quarter of 2008 and to a net loss of $0.1 million or break-even per diluted share in the fourth quarter of 2007.

Net loss on a Non-GAAP basis for the fourth quarter of 2008 excludes the impact of stock based compensation expenses of approximately $1.4 million, impairment of intangible assets arising from the Covelight acquisition in April 2007 of approximately $2.0 million, amortization of intangible assets of approximately $0.3 million, write-off of deferred tax assets of approximately $2.6 million and unrealized losses in severance pay funds of approximately $0.4 million.

Net loss on a GAAP basis for 2008 was $31.0 million or $1.6 per diluted share compared with a net loss of $12.0 million or $0.62 per diluted share in 2007.

Net loss for 2008 on a Non-GAAP basis – excluding the effects of stock-based compensation expense, amortization and impairment of intangible assets and acquisition related expenses, non-recurring retention expenses, unrealized losses in severance pay funds and write-off of deferred tax assets, was $16.0 million or $0.82 per diluted share, compared with a net loss of $4.9 million or $0.25 per diluted share in 2007.

At the end of the fourth quarter 2008, the company’s overall cash position including cash, short-term and long-term bank deposits and marketable securities totaled $133.9 million.

“Despite the challenges present in today’s difficult economy, the competitive strength of Radware’s industry leading products has enabled us to continue to grow company revenue and achieve record sales for the fourth quarter,” stated Roy Zisapel, CEO Radware. “We have backed this with significant improvements made in operational efficiency to steer the company forward profitability.”

During the quarter ended December 31st, 2008, Radware released the following significant announcements:

š	Radware Optimizes Global Corporate Network for HRS

š	Radware Helps ibibo to Deliver Next-Generation Network in India

š	Leading Korean e-Commerce Website Selects Radware to Drive Security Excellence

š	Radware Improves Nedstat's Ability to Deliver End-Users' Online Purchasing Data to its Customers

š	Radware Wins W(3)Award from the International Academy of Visual Arts

š	Radware Receives 2008 INTERNET TELEPHONY Excellence Award

š	Radware Takes OnDemand Switch™ Platforms to the Next Level

Company management will host a quarterly investor conference call at 8:45 AM EDT on February 10, 2009. The call will focus on financial results for the quarter ended December 31st, 2008, and certain other matters related to the Company’s business.

The conference call will be webcast on February 10, 2009 at 8:45 AM EST in the “listen only” mode via the Internet at: http://www.radware.com/Company/InvestorRelations/default.aspx and will be available for replay during the next 30 days.

Please use the following dial-in numbers to participate in the fourth quarter 2008 call:

Participants in the US call: Toll Free 1 800 230 1096
International participants call: +1 612 288 0329

About Radware
Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 6,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with generally accepted accounting principles (GAAP), Radware uses non-GAAP measures of net income and earnings per share, which are adjustments from results based on GAAP to exclude stock-based compensation expenses, in accordance with SFAS 123R, amortization and impairment of intangible assets and acquisition-related expenses, non-recurring retention expenses, write-off of deferred tax assets, one time inventory write-offs and unrealized losses in severance pay funds. Radware’s management believes the non-GAAP financial information provided in this release is useful to investors for the purpose of understanding and assessing Radware’s ongoing operations. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. A reconciliation of the non-GAAP financial measures discussed in this press release, to the most directly comparable GAAP financial measures, is included with the financial information contained in this press release. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and, as such, has determined that it is important to provide this information to investors.

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware’s filings with the Securities and Exchange Commission, including Radware’s Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31, 2007	December 31, 2008
	(Audited)

Current assets
Cash and cash equivalents	61,376	28,065
Short-term marketable securities	80,498	60,731
Structured deposit	10,236	-
Trade receivables, net	17,192	13,348
Other receivables and prepaid expenses	3,195	2,046
Inventories	5,428	6,712

	177,925	110,902

Long-term investments
Long-term marketable securities	2,735	45,112
Severance pay funds	3,940	1,995

	6,675	47,107

Property and equipment, net	12,217	11,693

Other assets
Intangible assets, net, long-term deferred
taxes and other long-term assets	5,776	2,288
Goodwill	13,474	13,474

	19,250	15,762

Total assets	216,067	185,464

Current liabilities
Trade payables	7,537	4,646
Deferred revenues	18,395	19,042
Other payables and accrued expenses	8,043	9,868

	33,975	33,556

Accrued severance pay	5,379	3,846

Total liabilities	39,354	37,402

Shareholders' equity
Share capital	482	465
Additional paid-in capital	176,004	185,985
Accumulated other comprehensive income
(loss)	150	(873)
Treasury stock, at cost	(11,049)	(17,619)
Retained earnings	11,126	(19,896)

Total shareholders' equity	176,713	148,062

Total liabilities and shareholders' equity	216,067	185,464

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31, 2007	For the Three months ended December 31, 2008	For the Year ended December 31, 2007	For the Year ended December 31, 2008
	(Unaudited)	(Unaudited)	(Audited)

Revenues	24,430	24,888	88,631	94,581
Cost of revenues	4,960	7,172	19,028	21,574

Gross profit	19,470	17,716	69,603	73,007

Operating expenses:
Research and development	6,342	6,741	23,515	28,357
Selling and marketing	15,124	13,614	57,977	63,591
General and administrative	1,888	2,328	7,114	12,066

Total operating expenses	23,354	22,683	88,606	104,014

Operating loss	(3,884)	(4,967)	(19,003)	(31,007)
Financial income, net	2,296	519	7,420	3,612

Loss before income taxes	(1,588)	(4,448)	(11,583)	(27,395)
Income taxes	(191)	(2,684)	(428)	(3,627)

Net loss	(1,779)	(7,132)	(12,011)	(31,022)

Basic and diluted net loss per share	$(0.09)	$(0.38)	$(0.62)	$(1.60)

Weighted average number of shares used to
compute basic and diluted net loss per share	19,533,663	18,918,438	19,477,222	19,439,776

Reconciliation of GAAP to Non-GAAP Financial Information
(U.S. Dollars in thousands, except share and per share data)

	For the Three months ended December 31, 2007	For the Three months ended December 31, 2008	For the Year ended December 31, 2007	For the Year ended December 31, 2008

GAAP Net loss	(1,779)	(7,132)	(12,011)	(31,022)

Stock-based compensation expenses, included in:
Cost of revenues	20	26	81	103
Research and development	338	302	1,243	1,459
Selling and marketing	449	539	1,869	2,337
General and administrative	397	503	1,344	2,737

	1,204	1,370	4,537	6,636

Amortization and impairment of intangible assets
and acquisition related expenses, included in:
Cost of revenues	196	2,218	599	2,782
Research and development	79	-	316	-
Selling and marketing	190	39	330	156
General and administrative	(8)	-	-	-
Income taxes	40	41	135	163

	497	2,298	1,380	3,101

Write-off of deferred tax assets	-	2,600	-	2,600

Non recurring retention expenses,
included in General and Administrative	-	-	-	2,231

Unrealized losses in severance pay funds,
included in:
Research and development	-	303	-	303
Selling and marketing	-	63	-	63
General and administrative	-	55	-	55

	-	421	-	421

One-time inventory write-off	-	-	1,200	-

Non-GAAP net loss	(78)	(443)	(4,894)	(16,033)

Non-GAAP diluted net loss per share	$-	$(0.02)	$(0.25)	$(0.82)

Weighted average number of shares used to
compute Non-GAAP diluted net loss per share	19,533,663	18,918,438	19,477,222	19,439,776